UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

Relevant part of the Minutes of Central Puerto S.A.

Board of Directors’ Meeting held on March 5, 2026

Minutes No. 430: In the City of Buenos Aires, on March 5, 2026, at 9.00 am, the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly) meet, with the presence of Directors Osvaldo RECA, Miguel DODERO, Diego PETRACCHI, Tomas WHITE, Marcelo Atilio SUVA, José Luis MOREA, Martin LHEZ, Martina BLANCO, and Jorge Eduardo VILLEGAS, and the members of the Company’s Statutory Audit Committee, Cesar HALLADJIAN, Eduardo EROSA and Juan NICHOLSON. Mr. RECA informs that the Meeting is held via videoconference pursuant to Section 23 of CPSA’s Bylaws, which section states that the Board of Directors can hold meetings with members communicated via videoconference. Quorum being sufficient to hold the meeting, (...) the tenth item in the Agenda is open for discussion: ANNUAL GENERAL SHAREHOLDER’S MEETING CALL. Mr. Osvaldo Reca takes the floor and moves to call the Annual General Shareholders’ Meeting of Central Puerto S.A. on April 30 at 11.00 a.m. on first call, and at 12.00 p.m. on that same day on second call, should the first call fail, which will be held remotely, in order to consider the following agenda:

1.	Appointment of two shareholders to sign the minutes.
2.	Consideration of the Annual Report and its exhibit, the Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows, the Notes to the Consolidated Financial Statements and Exhibits, the Individual Statement of Income, the Individual Statement of Comprehensive Income, the Individual Balance Sheet, the Individual Statement of Cash Flows, the Notes to the Individual Financial Statements, the Brief, the Auditor Reports, and the Statutory Audit Committee Report, all of them for the fiscal year ended December 31, 2025.

3.	Consideration of the income (loss) for the fiscal year and the Board of Directors’ proposal to allocate the accumulated retained earnings for the creation of an optional reserve to be used, indistinctly: (i) for the distribution of dividends based on the evolution of the financial position of the Company and the Company’s provisions related to dividends distribution in force, and to delegate to the Board of Directors the power to partially or totally release such reserve for the distribution of dividends and the determination of the time, currency, terms and other conditions related to the payment, pursuant to the scope of the delegation granted by the Shareholders’ Meeting, and (ii) for the acquisition of the Company’s treasury shares, delegating to the Board of Directors the power to determine the time, terms and conditions of its release, whether partial or total, to be applied to such end. Consideration and approval of the payment of the Profit-Sharing Bond under Sections 12 and 33 of the Bylaws. Consideration of the allocation of the statutory reserve surplus for the amount of ARS 29,273,279 [thousands].
4.	Consideration of the Board of Directors performance during the fiscal year ended December 31, 2025.
5.	Consideration of the Statutory Audit Committee performance during the fiscal year ended December 31, 2025.
6.	Consideration of the remuneration of the Company’s Board of Directors for the fiscal year ended December 31, 2025, within the limits of the profit, pursuant to Section 261 of the Business Entities Act and CNV Regulations. Consideration of the advanced payment of fees to the Board of Directors for the next fiscal year ending December 31, 2026.
7.	Consideration of the remuneration of the members of the Statutory Audit Committee for the fiscal year ended December 31, 2025 and the fee scheme for the next fiscal year ending December 31, 2026.
8.	Partial renewal of the Board of Directors. Appointment of 3 (three) directors and 3 (three) deputy directors, for the term of 3 (three) periods, pursuant to Section 17 of the Bylaws. Continuity of the current Chairman until the appointment to be made by the Board of Directors of the Company.

9.	Appointment of the Statutory Audit Committee members and deputy members for the next fiscal year ending December 31, 2026.
10.	Consideration of the remuneration of the Company’s certifying accountant regarding the annual accounting documents for the fiscal year 2025.
11.	Appointment of the certifying accountant and of the deputy certifying accountant for the next fiscal year ending December 31, 2026 and the fixing of their remuneration.
12.	Approval of the Annual Budget for the functioning of the Supervisory Committee.
13.	Granting of authorizations.

Notes: Shareholders are reminded that in order to attend the Annual General Meeting they have to submit the book-entry shares certificate issued by Caja de Valores S.A. before the Company until April 24, 2026 as described on item (2) of this Note. In the case of shares deposited in securities accounts, holders of such shares must request such certificate to the corresponding depositor. Taking into account Section 14 of the Company’s Bylaws, the Annual General Meeting will be held remotely via videoconference in accordance with the terms of such regulations, among others, under the following conditions: (i) to ensure free access to the meetings to all Shareholders with the right to voice and vote; and (ii) to allow for the simultaneous transmission of sound, images and words during the whole meeting, as well as its recording in digital format. To such effect, it is informed that: (1) the system to be used shall be provided by ZOOM, which can be accessed through the link to be sent together with the instructions on Meeting access and development to the Shareholders informing their attendance via e-mail in accordance with the following item. (2) Shareholders shall communicate their attendance to the Meeting with the instruments required by the regulations in force via e-mail to the following e-mail address: AsambleaCPSA@centralpuerto.com, no  ater than 3 (three) business days before the Annual General Meeting; i.e. until April 24, 2026 inclusively. Unless otherwise stated and to inform the videoconference link, the email address will be the one used by each Shareholder to inform their attendance. (3) In case of attending through proxy, the duly authenticated authorization instrument must be sent to the Company 5 (five) days before the Meeting is held (i.e. until April 22, 2026 inclusively). (4) When entering the Meeting, the following data of the Shareholder must be given: full name or complete corporate name; type and number of ID of human persons, or registration data of the business entities stating where they are registered and their jurisdiction; address, stating its type. Such information shall be also given by the person attending the Meeting on behalf of a Shareholder. (5) When voting, each Shareholder shall be asked about the motions proposed so as to cast their vote with audio and image, ensuring its verification at any stage; and  (6) The documents to be discussed are available on CNV website (Financial Information Highway), and (7) Shareholders covered by Section 24 of Chapter II, Title II of CNV Regulations, amended by CNV General Resolution No. 687 dated February 16, 2017 are reminded that they shall inform the Company about their beneficial owners with the scope stated in such resolution. Osvaldo Reca is the Company’s Chairman as per the Board of Directors’ Meeting held on May 9, 2025. The proposal of Mr. Reca is approved unanimously. (…)

Before the Meeting is adjourned, the Statutory Auditor, Mr. Cesar Halladjian, takes the floor on behalf of the Statutory Audit Committee, and expressly states the lawfulness of the decisions adopted at the Meeting pursuant to the Bylaws, the Business Entities Act and CNV General Resolution No. 830/20. There being no further business to transact, the meeting is adjourned at 09.50 a.m.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 26, 2026	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact